U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                      FORM 12b-25
            Commission File Number 000-22289
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              NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11-K
             [x] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended: October 31, 1998
                  ----------------
[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-K     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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           Read attached instruction sheet before preparing form.
                        Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  PART I--REGISTRANT INFORMATION

Full name of registrant  Wherehouse Entertainment, Inc.
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Former name if applicable
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Address of principal executive office:   19701 Hamilton Avenue
(Street and number)
City, State and Zip Code:                Torrance, CA  90502-1334


                 PART II--RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                       PART III--NARRATIVE

The Company requires additional time in order to consolidate the financial statements of Wherehouse Entertainment, Inc. and the subsidiaries that operate the Blockbuster Music stores purchased from Viacom International, Inc. on October 26, 1998.

                     PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Lynn Gilmore, Treasurer    (310) 538-2314
                     (Name)         (Area code)(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [ x ]  Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [   ]  Yes [ x ] No

     If so: attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                    Wherehouse Entertainment, Inc.
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           (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 1998 __________      By /s/ Robert S. Kelleher
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                                           Robert S. Kelleher,
                                           Sr. VP, Chief Financial Officer